EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

COMPANY	JURISDICTION /STATE OF INCORPORATION
Team, Inc.	Texas
Team Investment, Inc.	Delaware
Team Facilities & Services, L.P.	Texas
Team Industrial Services, Inc.	Texas
Team Industrial Services International, Inc.	Delaware
Team Industrial Services of Canada, ULC	Canada
Team Cooperheat-MQS Canada, Inc.	Canada
Global Heat (Canada), Inc.	Canada
Global Heat U.K. Ltd.	United Kingdom
Teaminc. Europe	The Netherlands
Team Industrial Services Asia Pte. Ltd.	Singapore
Team Industrial Services Trinidad Ltd.	Trinidad, West Indies
Team Cooperheat-MQS Trinidad, Ltd.	Trinidad, West Indies
Team Cooperheat-MQS de Venezuela, C.V. de S.A.	Venezuela
Climax Portable Machine Tools, Inc.	Oregon